JOHN H. MASTERSON Senior Vice President and General Counsel

March 11, 2009

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Covidien Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed February 6, 2009

File No. 001-33259

Dear Mr. Mancuso:

Thank you for your comment letter dated February 26, 2009 (the “Comment Letter”). Set forth below is the response of Covidien Ltd. (“Covidien” or the “Company”) to the Staff’s comments based on its review of Covidien’s Preliminary Proxy Statement on Schedule 14A filed February 6, 2009 (File No. 001-33259). The comments from the Comment Letter are included below in bold. Covidien’s response follows each comment. On the date hereof, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) incorporating the revisions described herein. For the convenience of the Staff, three (3) copies of the Proxy Statement, which has been marked to show the changes from the original Preliminary Proxy Statement on Schedule 14A filed February 6, 2009, are also being delivered to Mr. Geoffrey Kruczek via overnight delivery.

Preliminary Proxy Statement

Transaction Structure, page 2

1.	Please complete the blanks throughout your document concerning your reorganization proposal.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 3, 17 and 31 of the Proxy Statement. The remaining blanks in the Proxy Statement relate to the dates of our correspondence with the Supreme Court of Bermuda, the date on which our shareholder meeting will occur and the record date for our shareholder meeting. The information needed to complete these remaining blanks in the Proxy Statement will not be available until, among other things, we have received an order from the Supreme Court of Bermuda directing us to call our meeting of shareholders to approve the Scheme of Arrangement

15 HAMPSHIRE STREET	508-261-8242 [T]
MANSFIELD, MA	508-261-8062 [F]
02048

Mr. Russell Mancuso

March 11, 2009

and specifying the date of the meeting. The Supreme Court of Bermuda will not grant such order until it has received a copy of the proxy statement that is final in all material respects. Accordingly, the process we have developed, on the advice of Bermuda counsel, is to present the proxy statement to the Supreme Court of Bermuda after it has cleared the SEC review process. Once the proxy statement has cleared the SEC review process and we have received the order from the Supreme Court of Bermuda, and prior to mailing the Proxy Statement to our shareholders, we will complete the remaining blanks concerning the reorganization proposal.

2.	Refer to the bullet point on page 3. Please briefly highlight why you require “waivers and/or amendments.”

Response: In response to the Staff’s comment, we have revised the disclosure on pages 3, 8, 17, 26, 30 and 38 of the Proxy Statement.

3.	Please tell us how and when you issued fractional shares. Also tell us the number of fractional shares and the portion held by affiliates.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 3, 17 and 31 of the Proxy Statement.

By way of background, Covidien Ltd. has never issued fractional shares. However, shareholders participating in our Investor Services Program (the “ISP”) have acquired record ownership of fractional shares through the operation of the dividend reinvestment feature offered through the ISP. The administrator of the ISP uses the dividends accumulated by all shareholders who elect to have dividends reinvested to fund the market purchase of additional common shares of Covidien Ltd. Pursuant to the terms of the ISP, each shareholder who elects to have dividends reinvested is the record owner of his or her proportional interest in the shares so purchased by the administrator. There are currently 2,544 record holders of fractional shares, and the aggregate amount of such fractional shares is approximately 1,272 shares. All such fractional shares held of record were acquired through the ISP, and there are no other fractional shares held of record. None of these fractional shares are held by affiliates of Covidien Ltd. Prior to the Transaction Time, the ISP will be terminated, and all fractional shares held of record as a result of the operation of the dividend reinvestment feature of the ISP will be cancelled in exchange for a cash payment in connection with such termination. Accordingly, we expect that there will not be any fractional shares held of record at the Transaction Time.

Although there may also be fractional interests in shares held beneficially, resulting from brokerage arrangements between a beneficial holder and his or her broker, such fractional interests in shares held beneficially will not be affected in the Transaction. As indicated in the notice of the meeting that appears just before the Table of Contents in the Proxy Statement, only those fractional shares held of record as of the Transaction Time, if any, will be cancelled in the Transaction in consideration for a cash payment therefor.

Mr. Russell Mancuso

March 11, 2009

4.	Refer to the last sentence of section 8 on page A-6. With a view toward clarified disclosure, please tell us the number of Covidien plc shares that Covidien Ltd. will own after the transaction.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 3, 17, 31, 51 and 64 of the Proxy Statement. In connection with consummation of the Transaction, the shares of Covidien Ltd. held as treasury shares immediately prior to the Transaction Time will be cancelled, and Covidien plc will issue an equal number of new ordinary shares to Covidien Ltd. As of February 27, 2009, there were 90,471 Covidien Ltd. shares held as treasury shares, and we do not expect this number to be materially different as of immediately prior to the Transaction Time. Accordingly, we expect that immediately after the Transaction Time Covidien Ltd. will hold approximately 90,000 shares of Covidien plc. In addition, please note that paragraph 13.3 at page A-7 of the Scheme of Arrangement describes the process by which Covidien Ltd. will receive shares in Covidien plc in respect of the treasury shares held as of immediately prior to the Transaction Time, and paragraph 2 at page A-5 will (when the definitive proxy is mailed) indicate the number of treasury shares as of the latest practicable date prior to printing.

5.	Refer to paragraph 26 on page A-9. Please confirm your understanding that, depending on the circumstances, delay might require shareholder approval.

Response: Pursuant to paragraph 37 of the Scheme of Arrangement, the Scheme shall lapse unless the order of the Supreme Court of Bermuda sanctioning the transaction has been filed with the Registrar in Bermuda on or before December 31, 2009, or such later date as Covidien Ltd. may agree to and the Supreme Court of Bermuda may allow. Covidien Ltd. confirms its understanding that in the event the transaction is delayed beyond December 31, 2009, it is possible that such delay might require shareholder approval.

What am I being asked to vote on at the meeting?, page 4

6.	Where (1) the transaction involves changes from your current charter or bylaws, and (2) Bermuda law, securities exchange listing standards, or your current charter or bylaws would require shareholder approval of the proposed changes if they were standing on their own, please present each such material change as a separate proposal. We note, for example, changes mentioned in your disclosure beginning on page 58 that you currently do not present as separate proposals.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 50, 62, 80 and 94 of the Proxy Statement. To the extent there were material differences between the Covidien Ltd. bye-laws and the proposed form of articles of association for Covidien plc included with the preliminary proxy statement filed on February 6, 2009 that were not necessary to account for differences between Irish and Bermuda law, we have revised the proposed form of articles of association of Covidien plc to replicate the relevant provisions of the current Covidien Ltd. bye-laws. All remaining material differences between the governing documents of Covidien Ltd. and those of Covidien plc are necessary to account for differences between Irish and Bermuda law. For example, on page 75 of the Proxy Statement we discuss differences

Mr. Russell Mancuso

March 11, 2009

between the indemnification of directors and officers provided under the current bye-laws of Covidien Ltd. and the indemnification that will be provided under the articles of association of Covidien plc. As indicated in the Proxy Statement, these differences exist on account of the limits imposed by Irish law on the indemnification that may be provided in the articles of association of an Irish public limited company. Similarly, on page 51 of the Proxy Statement we disclose that Covidien plc will have €40,000 in authorized share capital (which the Proxy Statement refers to as the Euro Share Capital), which is not provided for in the Covidien Ltd. bye-laws. This Euro Share Capital provision is necessary in order to satisfy statutory requirements for the incorporation of all Irish public limited companies.

In each instance of a material difference between the governing documents of Covidien Ltd. and Covidien plc, the deviation is necessary to account for differences between Irish and Bermuda law. For example, as a matter of Irish law, it is impossible to have an Irish company with governing documents that replicate the indemnification provisions of the current Covidien Ltd. bye-laws. A separate vote “for” or “against” such individual provisions of the governing documents of Covidien plc would not be appropriate because the differences are necessary to account for differences between Irish and Bermuda law, and are an integral part of the proposal to change our jurisdiction of incorporation from Bermuda to Ireland. As these differences result from the change in jurisdiction of incorporation they should not be considered “separate” from the reorganization proposal.

Why did Covidien Ltd., move its tax residency to Ireland?, page 4

7.	Please disclose when and how you “moved” your tax residency to Ireland. Also explain why this move was the first step of the reorganization. If such a move was necessary, please make that clear and explain how that step relates to the other steps to be undertaken and reasons for the reorganization.

Response: In response to the Staff’s comment, we have revised the disclosure on page 5 of the Proxy Statement.

Why do you want to change Covidien’s place of incorporation. . .?, page 4

8.	Please ensure that you clearly disclose the factors motivating your proposal and explain how those factors relate to your recommendation concerning the reorganization.

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It appears that many of the factors you cite in your disclosure do not explain the proposed change in jurisdiction of incorporation at this time. For example, it is unclear why changing your jurisdiction of incorporation will affect your “strategic flexibility and operational benefits.” Additionally, given your disclosure on page 6 that you will “remain an Irish tax resident even if the Reorganization is not completed,” it is unclear why you also need to change your jurisdiction of incorporation to Ireland to obtain a “more stable long-term tax environment”;

Mr. Russell Mancuso

March 11, 2009

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Likewise, several of the factors you cite would not seem to support reorganizing in Ireland as opposed to another jurisdiction. For example, since it appears from your periodic reports that several jurisdictions are home to more of your facilities and/or employees than are in Ireland, it is unclear how those factors, as mentioned on page 28, would cause you to recommend this change to your jurisdiction of incorporation; and

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If you were motivated to recommend the proposal based on a primary factor, and the other factors merely supported the decision, please ensure that the primary factor is identified as such and prominently presented throughout your document where you describe this proposal and fully explained in an appropriate section of your document. For example, if you are proposing the reorganization at this time primarily due to proposed and/or pending tax legislation that might impact companies currently incorporated offshore in Bermuda and similar locations, please make that clear.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 5, 18 and 31 of the Proxy Statement.

9.	In each place where you highlight the advantages of the proposal throughout your document, like here and on pages 16 and 28, please provide equally prominent disclosure of the risks and disadvantages. For example, we note that here and on page 5 you itemize the advantages in separate paragraphs, while you merely cross reference the risks and disadvantages in a paragraph at the end of the section.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 6, 19 and 32 of the Proxy Statement.

Reasons for the Reorganization, page 16

10.	We note the disclosure regarding your belief that Ireland offers a more stable long-term tax environment. Expand to clarify why your current jurisdiction of incorporation is a less stable tax environment. For example, are you aware of proposed or pending tax law changes that may adversely affect you because you are incorporated in Bermuda? If so, clearly explain the relevance of those changes to your proposal.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 6, 18 and 31 of the Proxy Statement.

The Reorganization, page 27

11.	It appears from your disclosure that your shareholders are currently being asked to vote on both: (1) the reorganization; and (2) a reduction of capital. Please revise to present each proposal separately. Currently, your disclosure regarding the reduction of capital proposal appears in the same section where you discuss the reorganization proposal.

Mr. Russell Mancuso

March 11, 2009

Response: In response to the Staff’s comment, we have revised the disclosure on pages 34 and 40 of the Proxy Statement and throughout the Proxy Statement.

Background and Reasons for the Reorganization, page 28

12.	We note the disclosure regarding the number of employees and facilities located in Ireland. Please disclose the percentage of your employees and facilities in Ireland, and explain why each of those percentages is sufficiently significant to cause you to recommend this proposal. Also, disclose when the issues changed so as to reach a level that they became a factor motivating the proposal at this time.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 6, 18 and 32 of the Proxy Statement. As reflected in our revised disclosure in response to Staff comments 8 and 10, the primary factor in reaching the decision to move from Bermuda was the possible adoption of various legislative and regulatory proposals introduced in the United States. Once the decision was made to move from Bermuda, Ireland was selected for a number of different reasons, including the number of Covidien employees and facilities located in Ireland. The percentages of our employees and facilities in Ireland were not considered by the Company’s board of directors and therefore are not indicated in the Proxy Statement.

Reduction of Capital; Creation of Distributable Reserves, page 30

13.	Please quantify the reduction of capital of Covidien plc that was previously approved by Covidien Ltd. and the other current shareholders of Covidien plc. Also tell us why you do not present pro forma financial information to reflect the proposed change.

Response: In response to the Staff’s comment, we have revised the disclosure on page 40 of the Proxy Statement.

As explained on page 40, an Irish company is required to have distributable reserves in its unconsolidated balance sheet prepared in accordance with the Irish Companies Acts in order to, among other things, pay dividends or buy back shares. The distributable reserves proposal is the mechanism by which such distributable reserves will be created. However, the exact amount that will be created is not currently known because, as explained on page 40, it depends in part on the aggregate market value of the issued Covidien Ltd. shares as of the close of trading on the NYSE on the day the Scheme of Arrangement becomes effective. In addition, please note that Covidien Ltd. and the other current shareholders of Covidien plc have not yet adopted a shareholder resolution approving the creation of distributable reserves, although they will adopt such resolution prior to mailing the proxy statement.

Mr. Russell Mancuso

March 11, 2009

Distributable reserves will be measured and created solely for the purposes of allowing Covidien plc to continue paying dividends in accordance with Irish law following the Transaction. There is no accounting event for which to provide pro forma financial information because the creation of distributable reserves on the unconsolidated balance sheet of Covidien plc prepared in accordance with the Irish Companies Acts has no accounting substance. Please note that, although the creation of distributable reserves technically involves a “reduction of capital” for purposes of Irish law, we have revised the disclosure relating to the distributable reserves proposal to generally not use that phrase, in order to prevent any confusion on the part of our U.S. shareholders.

* * * * * * *

Mr. Russell Mancuso

March 11, 2009

In addition, Covidien acknowledges that:

1)	Covidien is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Covidien may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 508-261-8242; Adam O. Emmerich of Wachtell, Lipton, Rosen & Katz at 212-403-1234; or James Cole, Jr. of Wachtell, Lipton, Rosen & Katz at 212-403-1375, if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ John H. Masterson John H. Masterson
Senior Vice President and General Counsel

cc:	Mr. Geoffrey Kruczek

Attorney

Division of Corporation Finance

Facsimile No. (703) 813-6985